===================================================================================

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
June 3, 2005

TRIANGLE PETROLEUM CORPORATION,
formerly, Peloton Resources Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-51321	98-0430762
(Commission File No.)	(IRS Employer ID)

Sun Life Plaza
Suite 1600, 144-4th Avenue SW
Calgary, Alberta
Canada T2P 3N4
(Address of principal executive offices and zip code)

(403) 269-2129
(Registrant's telephone number, including area code)

====================================================================================

On May 12, 2005, Sergei Stetsenko, the then president and a member of the board of directors returned 34,300,000 shares of common stock to Triangle Petroleum Corporation, formerly, Peloton Resources Inc., ("Triangle"), the registrant. The shares were returned as a result of a preliminary report issued in connection with the Triangle's mining property. The preliminary report reflected that there was no mineralized material located on Triangle's property. On May 16, 2005, as a result of the preliminary findings, Triangle decided to change its operational direction from mining exploration to oil and gas exploration, development and production and retained the services of Mark Gustafson as its president. Mr. Gustafson also purchased 4,000,000 restricted shares of common stock in consideration of $40,000.

As a result of the foregoing, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Mark Gustafson, Ron W. Hietala and John D. Carlson will replace Sergei Stetsenko and Maryna Bilynska on the board of directors.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently one class of voting securities of the Company entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 19,982,530 shares of common stock outstanding. Each share is entitled to one vote.

2. Security ownership of certain beneficial owners - The following sets forth persons owning more than 5% of the common stock of Company:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Mark Gustafson	2,500,000	12.51%
	10691 Rosecroft Crescent	Direct
	Richmond, British Columbia
	Canada V7A 2H9

Common Stock	Ron W. Hietala	2,000,000	10.01%
	86 Bearspaw View NW	Direct
	Calgary, Alberta
	Canada T3R 1A4

Common Stock	John D. Carlson	1,500,000	7.51%
	Box 13, Site 8, RR 1	Direct
	Priddis, Alberta
	Canada T0L 1W0

Common Stock	Ron Kinniburgh	2,000,000	10.01%
	123 Edgeland Road, NW	Direct
	Calgary, Alberta
	Canada T3A 2Y3

3. Security ownership of management - The following sets forth as of June 2, 2005, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of June 2, 2005 there are 19,982,530 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Mark Gustafson	President, Principal Executive	2,500,000	12.51%
		Officer, Treasurer, Principal	Direct
		Financial Officer, and Director nominee

Common Stock	Ron W. Hietala	Chief Operating Officer,	2,000,000	10.01%
		Secretary, and Director nominee	Direct

Common Stock	John D. Carlson	Director nominee	1,500,000	7.51%
			Direct

Common Stock	Sergei Stetsenko	Director	700,000	3.50%
			Direct

Common Stock	Maryna Bilynska	Director	0	0.00%

All current officers			6,700,000	33.53%
and directors as a			Direct
group (5persons)

4. There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

5. The transactions referred to herein occurred since the beginning of its last fiscal year.

6. No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director, affiliate or the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company. The Company has no subsidiary corporations.

7. The following is the business experience during the past five years of each director and each director nominee.

Current Directors

Sergei Stetsenko has been our president, principal executive officer, treasurer, principal financial officer from inception until May 16, 2005 and member of our board of directors since inception. From October 1996 to June 2001, Mr. Stetsenko was the operations manager of exploration for Callinan Mines Limited. Callinan Mines is an exploration stage mining company. Callinan Mines does not file reports with the Securities and Exchange Commission. From September 1999 to September 2004, Mr. Stetsenko was secretary and a director of Camden Mines Limited located in Vancouver, British Columbia. Camden Mines Limited files reports with the SEC pursuant to section 13 of the Securities Exchange Act of 1934. Camden Mines Limited began filing reports with the SEC, pursuant to section 15(d) of the Exchange Act when its Form SB-2 registration statement was declared effective by the SEC on September 5, 2000 and on September 27, 2001 began filing reports pursuant to section 13 of the Exchange Act when it filed its Form 8-A with the SEC. Camden Mines Limited was an exploration company. Camden Mines completed a public offering of securities and has completed its exploration activities without finding mineralized material. Mr. Stetsenko sold his interest in Camden Mines to unrelated third parties and resigned as an officer and director in September 2004. From September 1999 to October 2004, Mr. Stetsenko was secretary and a director of Ancona Mining Corporation located in Vancouver, British Columbia. Ancona Mining Corporation files reports with the SEC pursuant to section 13 of the Securities Exchange Act of 1934. Ancona Mining Corporation began filing reports with the SEC, pursuant to section 15(d) of the Exchange Act when its Form SB-2 registration statement was declared effective by the SEC on March 30, 2001 and on September 27, 2001 began filing reports pursuant to section 13 of the Exchange Act when it filed its Form 8-A with the SEC. Ancona Mining Corporation was an exploration company. Ancona Mining Corporation completed a public offering of securities and completed its exploration program without finding any mineralized material. Mr. Stetsenko sold his interest in Ancona Mining Corporation to unrelated third parties and resigned as an officer and director in October 2004. From September 1999 to February 2002, Mr. Stetsenko was the secretary of Palal Mining Corporation located in Vancouver, British Columbia. Palal Mining Corporation was an exploration company. The mining claims in which Palal Mining intended to conduct its exploration activities were condemned by British Columbia for incorporation into its park system. Accordingly, Palal Mining Corporation never conducted any exploration activity. Palal Mining Corporation changed its name to Texen Oil & Gas, Inc. and is currently engaged in the business of oil and gas exploration, development and production. Texen Oil & Gas, Inc. files reports with the SEC pursuant to section 13 of the Securities Exchange Act of 1934. Texen Oil & Gas, Inc. began filing reports with the SEC, pursuant to section 15(d)of the Exchange Act when its Form SB-2 registration statement was declared effective by the SEC on August 14, 2000 and on September 27, 2001 began filing reports pursuant to section 13 of the Exchange Act when it filed its Form 8-A with the SEC. Mr. Stetsenko has never devoted full time to any of the foregoing endeavors and with respect to Camden and Ancona, Mr. Stetsenko devotes approximately 10% of his time or four hours per week to each. Mr. Stetsenko is currently not a full-time employee with another entity.

Maryna Bilynska has been our secretary from inception until May 16, 2005 and a member of our board of directors since inception. Since December 2003, Ms. Bilynska has been a secretary and director of Adera Mines Limited, a Nevada exploration corporation located in Vancouver, British Columbia. Adera Mines has filed a Form SB-2 registration statement with the Securities and Exchange Commission which was declared effective as of February 7, 2005. Since November 1999, Ms. Bilynska has been the office manager of Callinan Mines Limited located in British Columbia. Callinan Mines is an exploration stage mining company. Callinan Mines does not file reports with the Securities and Exchange Commission.

Director Nominees

Mark Gustafson - Since May 16, 2005, Mr. Gustafson has been our president, principal executive officer, treasurer and principal financial officer. Since September 2004, Mr. Gustafson has been president and a director of Torrent Energy Corporation, Coos Bay, Oregon. Torrent Energy Corporation is engaged the exploration of coalbed methane in Coos Bay, Oregon. Torrent Energy Corporation's common stock is traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol " TREN." Between April 1999 and August 2004, Mr. Gustafson was President of MGG Consulting, a private consulting firm. While at MGG Consulting, Mr. Gustafson provided consulting services to investment banks, oil and gas companies, and was a consultant chief financial officer to several private companies. From May 1995 to June 2000, Mr. Gustafson was a director and from August 1999 to June 2000, chief financial officer of International Sales Information Systems Inc./Versatile Mobile Systems located in Vancouver, British Columbia. International Sales Information Systems Inc. is engaged in the business of sales force automation. The common stock of International Sales Information Systems Inc. is traded on the Toronto Stock Exchange under the symbol " VMS." Mr. Gustafson is a chartered accountant and received a bachelor's degree in business administration from Wilfrid Laurier University in 1981.

Ron W. Hietala - Since February 2004, Mr. Hietala has been the president of Golden Eagle Energy Ltd., located in Calgary, Alberta, Canada, a private company which is engaged in the business of oil and gas production. From July1995 to January 2004, Mr. Hietala was president of Petro-Hunt Oil and Gas Ltd., located in Calgary, Alberta, Canada. Petro-Hunt Oil and Gas Ltd. is engaged in the business of oil and gas exploration and production.

John D. Carlson - Since August 2004, Mr. Carlson has been a director and consultant to Torrent Energy Corporation, Coos Bay, Oregon. Torrent Energy Corporation is engaged the exploration of coalbed methane in Coos Bay, Oregon. Torrent Energy Corporation's common stock is traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "TREN." Since March 2005, Mr. Carlson has been chief operating officer of Methane Energy Corp., a wholly owned subsidiary corporation of Torrent Energy Corporation. Methane Energy Corp. is engaged in the business of coalbed methane exploration. From February 2004 to July 2004, Mr. Carlson was the president and a director of Pacific Rodera Ventures Inc., a Calgary-based oil and gas exploration and development company. From September 2003 to July 2004, Mr. Carlson was vice president - operations for Pacific Rodera Ventures Inc. From September 2001 until December 2003, Mr. Carlson was the president of Samson Oil and Gas Inc., a Hobbema, Alberta-based oil and gas exploration and development company. Between January 2001 and August 2001, Mr. Carlson was the general manager of Samson Oil and Gas Inc., a Hobbema, Alberta-based oil and gas exploration and development company. From July1984 to December 2000, Mr. Carlson was an associate and senior petroleum engineer for Sproule Associates, Ltd. located in Calgary, Alberta, Canada and engaged in the business of petroleum reservoir analysis. Mr. Carlson is a registered professional engineer and received a bachelor of science degree in civil engineering from the University of Calgary in 1977

8. The Company has not been a party to any transaction since the beginning of the Company's fiscal year nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of the Company's common stock and any member of the immediate family of any of the foregoing other than as described above.

9. None of the following have been or are currently indebted to the Company since the beginning of the Company's last fiscal year: any director of executive officer of The Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish the Company with copies of all 16(a) Forms 3, 4 and 5 filed with the Securities and Exchange Commission pursuant to section 16(a) of the Securities Exchange Act of 1934. Based on review, Mr. Stetsenko and Ms. Bilynska have not filed Form 3s with the Securities and Exchange Commission. Messrs. Gustafson, Hietala, and Carlson have not filed their Forms 3s or 4s.

11. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of The Company have had any of the relationships described in Item 404(b) of Reg. S-K.

12. The Company has an audit committee, but does not have an audit committee financial expert. There were no meetings of the board of directors during the last twelve months other than three meetings. One meeting on January 9, 2005, to approve the issuance of common stock to subscribers of shares of common stock in the Company's public offering. One meeting on May 16, 2005, approved the resignation of Mr. Stetsenko and Ms. Bilynska as officers of the Company, the appointment of Mark Gustafson as an officer of the Company, and to approve the issuance of 4,000,000 shares of common stock to Mr. Gustafson in consideration of $40,000. One meeting on June 1, 2005 to approve the issuance of 2,000,000 restricted shares of common stock to Ron W. Hietala and 2,000,000 restricted shares of common stock to Ron Kinniburgh. All actions taken were taken without a meeting and a record of such were signed by Mr. Stetsenko and Ms. Bilynska, all of the Company's directors.

13. The following table sets forth the compensation paid to the Company's officers and directors during fiscal 2005, 2004 and 2003. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options/SARs	Payouts	Compensation
Position [1]	Year	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Mark Gustafson	2005	0	0	0	0	0	0	0
President	2004	0	0	0	0	0	0	0
Director-Nominee	2003	0	0	0	0	0	0	0

Ron W. Hietala	2005	0	0	0	0	0	0	0
Secretary	2004	0	0	0	0	0	0	0
Director-Nominee	2003	0	0	0	0	0	0	0

John D. Carlson	2005	0	0	0	0	0	0	0
Director-Nominee	2004	0	0	0	0	0	0	0
	2003	0	0	0	0	0	0	0

Sergei Stetsenko	2005	0	0	0	0	0	0	0
President (resigned)	2004	0	0	0	0	0	0	0
Director	2003	0	0	0	0	0	0	0

Maryna Bilynska	2005	0	0	0	0	0	0	0
Secretary (resigned)	2004	0	0	0	0	0	0	0
Director	2003	0	0	0	0	0	0	0

[1]       All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

The Company has not paid any compensation to any officers or directors since the end of its last fiscal year end of January 31, 2005. The Company intends to establish salaries for its officers sometime in the next 12 months.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, The Company' s stock price, or any other measure.

Compensation of Directors

The Company does not intend to compensate its directors in their capacity as directors.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, The Company may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in The Company's best interest. In certain cases, The Company may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, The Company must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, The Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 3rd day of June, 2005.

TRIANGLE PETROLEUM CORPORATION Formerly, Peloton Resources Inc.

BY:	/s/ Mark Gustafson
Mark Gustafson, President, Chief Executive Officer,
and a member of the Board of Directors